Exhibit (e)(26)

Colin Goddard, Ph.D. Chief Executive Officer	OSI Pharmaceuticals, Inc. 41 Pinelawn Road Melville, NY 11747 T 631.962.2051 F 631.752.3869 www.osip.com

Strictly Confidential

February 19, 2009

Via Email and Overnight Courier

Mr. Masafumi Nogimori
President and CEO
Astellas Pharma Inc.
3-11, Nihonbashi-Honcho 2-chame
Chuo-Ku, Tokyo 103-8411
Japan

Dear Mr. Nogimori:

Thank you again for your letter of February 2nd. As indicated in my letter of February 5th our board committed to a careful and thorough review of your proposal. The Board of Directors of OSI Pharmaceuticals, with the assistance of its financial and legal advisors, has now reviewed and considered the proposal contained in your letter. Based upon this review, our Board believes that your proposal is inadequate and significantly undervalues OSI and, accordingly, is not in the best interest of OSI stockholders.

Our Board takes its fiduciary duties very seriously and remains focused on delivering value to OSI’s stockholders. Given the momentum of Tarceva sales, the positive recent clinical results on Tarceva and the strength of our research and development pipeline in oncology and diabetes, the OSI Board does not believe that pursuing your proposal will further the interests of our stockholders.

We have handled your proposal in an appropriately confidential manner and trust you will do the same.

Very truly yours,

Colin Goddard
Chief Executive Officer